Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2008 NOV -3 A 10:07

[redacted]

08005665

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 31, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed; in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Secretarial Audit – Integrity of Capital for the quarter ended September 30, 2008.	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	BSE & NSE
2.	Unaudited Financial Results for the quarter / half year ended September 30, 2008.	Clause 41 of the listing agreement	BSE & NSE
3.	Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares within the stipulated time.	Clause 47C of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

PROCESSED
NOV 06 2008
THOMSON REUTERS

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

11/3

Encls: a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 31, 2008

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended September 30, 2008 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on Friday, October 31, 2008 and was duly noted by the Board.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD
INWARD SECTION
31 OCT 2008
CONTENTS NOT VERIFIED
SIGN. ....

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2008**
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	Reliance Centre' 19, Walchand Hirachand Marg, Ballard Estate, Mumbai 400 001.
7	Telephone & Fax Nos.	Tel. No.: 022 -30327841 & Fax. No.: 022 - 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above	24 56 32 800	99.46
12	Held in dematerialised form in CDSL	51 51 915	2.10
13	Held in dematerialised form in NSDL	23 33 44 753	95.00
14	Physical	71 36 132	2.90
15	Total No. of Shares (12+13+14)	24 56 32 800	100.00

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

16 Reasons for difference if any, between:

a) (10&11): Forfeiture of Shares

b) (10&15): Forfeiture of Shares

c) (11&15): NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	12	8 844	Delay in receipt of Physical DRFs & Share Certificates from DP.
	14	497	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**26**	**9 341**	
Pending for more than 21 days	0	0	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**0**	**0**	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949
		Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 13th October, 2008

Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 31, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter / half year ended September 30, 2008 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated October 22, 2008, we enclose herewith Unaudited Consolidated Financial Results for the quarter / half year ended September 30, 2008.

The above financial results were approved by the Board of Directors at its meeting held on October 31, 2008, pursuant to Clause 41 of the Listing Agreement.

We, *inter alia*, also enclose herewith the media release of the Company for the quarter / half year ended September 30, 2008 for your information.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LI...
31 OCT 2008
CONTENTS NOT VERIFIED

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL OPERATING INCOME OF RS. 1,313 CRORES (US$ 300 MILLION) FOR THE QUARTER – AN INCREASE OF 38%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 229 CRORES (US$ 52 MILLION) FOR THE QUARTER - AN INCREASE OF 15%

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL OPERATING INCOME OF RS. 2,856 CRORES (US$ 668 MILLION) FOR THE HALF YEAR – AN INCREASE OF 34%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 572 CRORES (US$ 134 MILLION) FOR THE HALF YEAR – AN INCREASE OF 9%

TOTAL ASSETS OF RS 22,133 CRORES (US$ 4.7 BILLION)

NET WORTH OF Rs. 7,068 CRORE (US$ 1.5 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

Mumbai, October 31, 2008: Reliance Capital Limited (RCL) today announced its unaudited financial results for the half year ended September 30, 2008. The performance highlights are:

Consolidated – Half year

- **Total operating income of Rs 2,856.3 crores** (US$ 668 million), against Rs 2,127.7 crores in the corresponding period, **an increase of 34%**
- **Net profit of Rs 572.5 crores** (US$ 134 million), against Rs 525.3 crores in the corresponding period, **an increase of 9%**
- **Earnings per share of Rs 23.31** (US$ 0.55) against Rs 21.20 in the corresponding period, **an increase of 10%**

Consolidated – Quarter

- **Total operating income of Rs 1,313.1 crores** (US$ 300 million), against Rs 952.7 crores in the corresponding period, **an increase of 38%**
- **Net profit of Rs 229.4 crores** (US$ 51 million), against Rs 200.1 crores in the corresponding period, **an increase of 15%**
- **Earnings per share of Rs 9.34** (US$ 0.21) as against Rs 8.13 in the corresponding period, **an increase of 15%**

Net worth:

As on September 30, 2008, the **net worth of the company stood at Rs 7,068.2 crore (US$ 1.5 billion)**.

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a **debt equity ratio of 1.8** as on September 30, 2008. It enjoys the **highest** top-end ratings of **'A1+'** and **'F1+'** by ICRA and FITCH, respectively for its short term borrowing program and **'CARE AAA'** for its long term borrowing program.

Operational Review:

As on September 30, 2008, the **total assets of the company stood at Rs 22,133 crore (US$ 4.7 billion)**.

The investment portfolio as on September 30, 2008, amounted to Rs 7,287.1 crore (US$ 1.6 billion), at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

The **assets under management**, increased to **Rs 79,181 crore (US$ 19 billion)** as on September 30, 2008 from Rs 67,901 crore as on September 30, 2007, **an increase of 17%.** RMF is the largest mutual fund in the country. The number of investors increased to nearly **71.5 lakhs** as on September 30, 2008, highest amongst the private sector mutual funds.

The **net profit of RCAM was Rs. 66.3 crore (US$ 16 million)** for the period under review, an **increase of 77%**.

Reliance Life Insurance

The **New Business Premium Income** was **Rs 1,473.1 crore (US$ 344 million)** for the half year as against Rs 654.0 crore in the corresponding previous period**, an increase of 125%.**

Reliance Life offers 30 products, of which 23 are targeted to individuals and 7 to group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Gross Direct Premium for the half year ended September 30, 2008 was **Rs 986.2 crore (US$ 231 million)** as against Rs. 946.4 crore in the corresponding previous period**, an increase of 4%.**

Reliance General Insurance (RGI) offers property insurance, engineering insurance, auto insurance, health insurance, travel insurance, marine insurance, commercial insurance and other specialty insurance products.

Reliance Money

Reliance Money is the largest brokerage and distributor of financial products in India with more than 2.7 million customers and the largest distribution network of **10,052 outlets in 5,165 locations.**

Reliance Money generated revenues of **Rs 171.4 crores (US$ 40 million)** for the half year ended September 30, 2008 as against Rs. 53.8 crores of the corresponding previous period, **an increase of 337%**. It also achieved a net profit **of Rs. 25.4 crores (US$ 6 million)** for the half year.

Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments, credit cards, money transfer, currency exchange and gold coins.

Reliance Consumer Finance

Reliance Consumer Finance offers a wide range of products which include Personal loans, Vehicle loans (car and commercial), Home loans, Loan against property and SME loans.

As on September 30, 2008, the loan book size was of **Rs. 9,513 crores (US $ 2 billion)**.

Reliance Consumer Finance generated revenues of **Rs. 580.8 crores (US$ 136 million)** for the half year ended September 30, 2008, as against Rs. 61.9 crores for the corresponding previous period. It achieved a profit before tax of **Rs. 20.9 crores (US$ 5 million)** for the half year.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is now ranked among the 25 most valuable private companies in India.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 112,000 crore (US$ 24 billion), net worth in excess of Rs. 58,000 crore (US$ 12 billion), cash flows of Rs. 12,000 crore (US$ 3 billion), net profit of Rs. 8,000 crore (US$ 2 billion) and zero net debt.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

Unaudited Consolidated Financial Results for the quarter / half year ended September 30, 2008

(Rs. in crore, except per share data)

Sr. No	Particulars	Quarter ended		% change	Half year ended		% change	Year ended
		30-09-2008 Unaudited	30-09-2007 Unaudited		30-09-2008 Unaudited	30-09-2007 Unaudited		31-03-2008 Audited
1	a Income from Operations	1,303.93	912.05		2,841.43	2,023.42		4,792.67
	b Other Operating Income	9.15	40.66		14.88	104.28		121.32
	Total	1,313.08	952.71	38	2,856.31	2,127.70	34	4,913.99
2	Expenditure							
	a Increase/decrease in stock in trade and work in progress	-	-		-	-		-
	b Consumption of raw materials	-	-		-	-		-
	c Purchase of traded goods	-	-		-	-		-
	d Employees Cost	138.67	87.67		283.37	158.18		403.22
	e Depreciation	12.96	7.47		24.33	12.64		41.21
	f Other expenditure	268.61	255.06		595.33	618.44		1,331.87
	g Premium paid on Reinsurance Ceded	136.92	153.55		331.29	371.64		766.50
	h Claims Incurred	185.61	154.31		423.03	257.81		750.68
	Total	742.77	658.06		1,657.35	1,418.71		3,293.48
	(Any item exceeding 10% of the total expenditure to be shown separately)							
3	Profit from operations before other income, interest and exceptional items (1-	570.31	294.65		1,198.96	708.99		1,620.51
4	Other Income	9.46	-		10.79	1.21		5.20
5	Profit before Interest and Exceptional	579.77	294.65		1,209.75	710.20		1,625.71
6	Interest	292.05	53.52		526.62	91.01		409.97
7	Profit after Interest but before Exceptional Items (5-6)	287.72	241.13		683.13	619.19		1,215.74
8	Exceptional items	-	-		-	-		-
9	Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8)	287.72	241.13		683.13	619.19		1,215.74
10	Tax expense							
	Current tax	44.01	37.91		103.17	86.74		192.87
	Deferred tax	12.22	7.44		3.17	11.79		12.63
11	Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10)	231.49	195.78		576.79	520.66		1,010.24
12	Extraordinary Item (net of tax expense Rs. ________)	-	-		-	-		-
13	Minority Interest (Net of tax expenses Rs. _)	(2.34)	-		(4.64)	-		(6.18)
14	Net Profit(+)/ Loss(-) for the period (11 12-13)	229.15	195.78		572.15	520.66		1,004.06
15	Share of Profit / (Loss) of Associates	0.27	4.29		0.34	4.68		5.00
16	Net Profit (+) / Loss (-) for the period(14-15)	229.42	200.07	15	572.49	525.34	9	1,009.06
17	Paid-up equity share capital of Rs.10/- each (Face Value of the Share shall be indicated)	246.16	246.16		246.16	246.16		246.16
18	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year							6,363.53
19	Earnings Per Share (EPS)							
	a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	9.34	8.13		23.31	21.20		41.08
	b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	9.34	8.13		23.31	21.20		41.08

Unaudited Consolidated Segment reporting for the quarter / half year ended September 30, 2008

(Rs.in crore)

Sl.	Particulars	Quarter ended		Half year ended		Year ended
		30-09-2008 Unaudited	30-09-2007 Unaudited	30-09-2008 Unaudited	30-09-2007 Unaudited	31-03-08 Audited
1	Segment Revenue					
	a Finance & Investments	369.01	337.32	902.05	845.14	1,685.21
	b Asset Management	107.76	81.27	224.07	146.66	455.79
	c General Insurance	474.50	476.52	1,094.77	1,068.61	2,346.12
	d Consumer Finance	318.56	55.56	580.78	62.67	394.58
	e Others	52.71	2.06	65.43	6.33	74.77
	Total	1,322.54	952.73	2,867.10	2,129.41	4,956.47
	Inter segment	-	(0.02)	-	(0.50)	(37.28)
	Net Sales	1,322.54	952.71	2,867.10	2,128.91	4,919.19
2	Segment Results					
	a Finance & Investments	231.19	250.32	594.25	600.08	1,189.58
	b Asset Management	36.27	27.71	77.56	56.84	193.10
	c General Insurance	5.83	(22.06)	(8.41)	(20.30)	(162.84)
	d Consumer Finance	14.31	5.97	20.89	5.52	5.86
	e Others	3.28	(20.81)	5.17	(8.45)	14.03
	Total	290.88	241.13	689.46	633.69	1,239.73
	Unallocated expenses	(3.16)	-	(6.33)	(14.50)	(23.99)
	Profit before Tax	287.72	241.13	683.13	619.19	1,215.74
3	Capital Employed					
	a Finance & Investments	7,249.23	5,747.97	7,249.23	5,747.97	6,874.10
	b Asset Management	108.27	58.02	108.27	58.02	67.72
	c General Insurance	483.40	299.01	483.40	299.01	493.85
	d Consumer Finance	39.04	9.21	39.04	9.21	5.86
	e Others	234.26	15.80	234.26	15.80	22.25
	Inter-Segment Elimination	(921.03)	(317.47)	(921.03)	(317.47)	(700.55)
	Total	7,193.17	5,812.54	7,193.17	5,812.54	6,763.23

Notes :

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are :

Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd., Reliance Equity Advisors (India) Ltd. (Formerly called Reliance Venture Asset Management Pvt. Ltd.),Reliance Capital Research Pvt. Ltd., Reliance Technology Ventures Pvt. Ltd., Reliance Money Express Limited, Medybiz Pvt. Ltd., Net Logistics Pvt. Ltd., Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte Ltd., Reliance Capital Asset Management (UK) Plc., Reliance Homes Finance Pvt. Ltd. , Reliance Equities International Pvt. Ltd. (Formerly called Reliance Virtual Designs Pvt. Ltd.) , Reliance Capital Markets Pvt. Ltd., Reliance Consultants (Mauritius) Ltd., Reliance Capital Services Pvt. Ltd., Reliance Capital (Singapore) Pte. Ltd., Reliance Consumer Finance Pvt. Ltd., Reliance Securities Ltd., Reliance Money Infrastructure Ltd. (Formerly Reliance Money Ltd.), Reliance Commodities Ltd., Reliance Financial Ltd., Reliance Alternative Investments Services Pvt. Ltd. and Reliance Capital Partners (Partnership Firm)

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., Reliance Asset Reconstruction Co. Ltd.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted through its subsidiaries. Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

3 The reportable segments are further described below:

a) Finance & Investment

b) Asset Management

c) General Insurance

d) Consumer Finance

e) Others

4 The previous financial year / period figures have been regrouped / reclassified wherever necessary to conform to current Quarter's presentation.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on October 31, 2008 approved the above results and its release.

6 The Standalone financial results of the Company for the quarter / half year ended September 30, 2008 are available on the Company's website (www.reliancecapital.co.in) and on the website of BSE (www.bseindia.com) and NSE (www.nseindia.com).

for **Reliance Capital Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: October 31, 2008

TIME : 31/10/2008 12:42
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE, TIME	31/10 12:39
FAX NO./NAME	922723121
DURATION	00:02:48
PAGE(S)	07
RESULT	OK
MODE	STANDARD ECM

BSE - cons

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 31, 2008

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter / half year ended September 30, 2008 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated October 22, 2008, we enclose herewith Unaudited Financial Results (Standalone) for the quarter / half year ended September 30, 2008.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD
INWARD SECTION
31 OCT 2008
CONTENTS NOT VERIFIED

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Unaudited Financial Results for the quarter / half year ended September 30, 2008

(Rs in crore except per share data)

Sr No.	Particulars	Quarter ended 30-09-2008 Unaudited	Quarter ended 30-09-2007 Unaudited	% change	Half year ended 30-09-2008 Unaudited	Half year ended 30-09-2007 Unaudited	% change	Year ended 31-03-2008 Audited
1	a Income from Operations	668.62	384.93		1,449.02	897.40		2,066.98
	b Other Operating Income	7.10	6.34		10.51	6.43		7.61
	Total	675.72	391.27	73	1,459.53	903.83	61	2,074.59
2	Expenditure							
	a Increase/decrease in stock in trade and work in progress	-	-		-	-		-
	b Consumption of raw materials	-	-		-	-		-
	c Purchase of traded goods	-	-		-	-		-
	d Employees Cost	50.24	37.81		102.67	61.37		157.86
	e Depreciation	5.02	3.75		9.74	6.44		17.09
	f Other expenditure	99.02	58.50		236.23	163.55		325.24
	Total	154.28	100.06		348.64	231.36		500.19
	(Any item exceeding 10% of the total expenditure to be shown separately)							
3	Profit from operations before other income, interest and exceptional items (1-2)	521.44	291.21		1,110.89	672.47		1,574.40
4	Other Income	2.37	-		3.70	1.21		5.20
5	Profit before Interest and Exceptional Items (3+4)	523.81	291.21		1,114.59	673.68		1,579.60
6	Interest	287.51	53.48		521.94	90.96		408.15
7	Profit after Interest but before Exceptional Items (5-6)	236.30	237.73		592.65	582.72		1,171.45
8	Exceptional items	-	-		-	-		-
9	Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8)	236.30	237.73		592.65	582.72		1,171.45
10	Tax expense							
	Current tax	26.00	28.45		67.00	67.00		131.50
	Deferred tax	15.00	8.00		3.50	12.00		14.50
11	Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10)	195.30	201.28	-	522.15	503.72	-	1,025.45
12	Extraordinary Item (net of tax expense Rs. ________)	-	-		-	-		-
13	Net Profit(+)/ Loss(-) for the period (11-12)	195.30	201.28	(3)	522.15	503.72	4	1,025.45
14	Paid-up equity share capital of Rs.10/- each (Face Value of the Share shall be indicated)	246.16	246.16		246.16	246.16		246.16
15	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year							5,779.07
16	Earnings Per Share (EPS)							
	a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	7.95	8.18		21.26	20.33		41.75
	b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	7.95	8.18		21.26	20.33		41.75
17	Public Shareholding							
	- No. of shares	11 29 14 268	11 56 81 972		11 29 14 268	11 56 81 972		11 28 08 081
	- Percentage of shareholding	45.97	47.10		45.97	47.10		45.92

Unaudited Segment reporting for the quarter / half year ended September 30, 2008

(Rs in crore)

Sl. No	Particulars	Quarter ended		Half year ended		Year ended
		30-09-2008 Unaudited	30-09-2007 Unaudited	30-09-2008 Unaudited	30-09-2007 Unaudited	31-03-2008 Audited
1	Segment Revenue					
	a Finance & Investments	359.53	336.44	882.45	843.10	1,685.21
	b Consumer Finance	318.56	54.83	580.78	61.94	394.58
	Total	678.09	391.27	1,463.23	905.04	2,079.79
	inter segment	-	-	-	-	-
	Net Sales	678.09	391.27	1,463.23	905.04	2,079.79
2	Segment Results					
	a Finance & Investments	225.15	234.93	578.09	583.64	1,189.58
	b Consumer Finance	14.31	5.96	20.89	[illegible]	5.86
	Total	239.46	240.89	598.98	589.05	1,195.44
	Unallocated expenses	(3.16)	(3.16)	(6.33)	(6.33)	(23.99)
	Profit before tax	236.30	237.73	592.65	582.72	1,171.45
3	Capital Employed					
	a Finance & Investments	6,520.32	5,654.64	6,520.32	5,654.64	6,177.41
	b Consumer Finance	27.04	9.21	27.04	9.21	5.86
	Total	6,547.36	5,663.85	6,547.36	5,663.85	6,183.27

Notes :

1 The previous financial year / period figures have been regrouped / reclassified wherever necessary to confirm to current Quarter's presentation.

2 The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted within India, there is no separate reportable geographical segment.

3 The number of investor complaints pending as on July 1, 2008 were NIL, the complaints received during the period July 1, 2008 to September 30, 2008 were 223, the complaints resolved during the period were 223 and pending unresolved as of September 30, 2008 were NIL.

4 The financial results for the quarter / half year ended September 30, 2008 of the Company, have been subjected to a 'Limited Review' by the Statutory Auditors of the Company.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on October 31, 2008 approved the above results and its release.

for **Reliance Capital Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: October 31, 2008

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 31, 2008

Mr. Naresh Pandya
DCS- CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Certificate under Clause 47(c) of the Listing Agreement

We enclose herewith a certificate for the half-year ended September 30, 2008 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD
31 OCT 2008
CONTENTS NOT VERIFIED

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Exemption No. 82-35007

bhupendra k. shroff
[illegible]
[illegible]
practising company secretary
company law consultant

504 dalamal chambers,
29 sir v. thakersey marg
bombay - 400 020
Tel. 22035948 [illegible]

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad – 500 081 has in relation to the half-year ended on September 30, 2008, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date: October 31, 2008

CP116

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

bhupendra k. shroff
504, [illegible]
29, [illegible] marg,
bombay-400 020.

END